REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Old Field Master Fund, LLC


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Old Field Master Fund, LLC (the "Company"), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2007. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2007, and with respect to agreement of security purchases and sales, for the period April 1, 2007 (the date of our last examination), through May 31, 2007:

o Confirmation of all investments in investment funds held by the Company, as well as, all subscriptions and redemptions in investment funds during the period
o Reconciliation of all such investments to the books and records of the Company and the administrator

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2007, with respect to investments in investment funds reflected in the investment accounts of the Company are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Eisner LLP


New York, New York
September 12, 2007

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Old Field Master Fund, LLC (the "Company") are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2007, and from April 1, 2007 through May 31, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2007, and from April 1, 2007 through May 31, 2007, with respect to securities reflected in the investment accounts of the Company.


Old Field Master Fund, LLC



By: /s/ John Moore
    ----------------
    President

Marwood Group & Co.
   Blue Sky Activity as of 11/07



                                               OLD FIELD FUND, LLC
         Registered States                      Registration Type                   File Number
-----------------------------------------------------------------------------------------------------
New York                            Initial filing-Renewed every 4 years       #S31-82-17



                                            OLD FIELD MASTER FUND, LLC
         Registered States                      Registration Type                   File Number
-----------------------------------------------------------------------------------------------------
New York                            Initial filing-Renewed every 4 years       #S31-81-99
